

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 30, 2011

<u>**Via E-Mail**</u>

David Polonitza
54B Sandra Circle, Apt. B1
Westfield, NJ 07090

> **Re:** **Itex Corporation**
> **Preliminary Proxy Statement on Schedule 14A filed by David**
>   **Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza,**
>   **And Kirk Anderson**
> **Filed September 28, 2011**
> **File No. 000-18275**

Dear Mr. Polonitza:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Schedule 14A</u>

1.   Please fill in the blanks in your proxy statement.

<u>Cover Page</u>

2.   Please revise the cover page of your proxy statement to clearly identify it as being preliminary. See Rule 14a-6(e)(1) of Regulation 14A.

3.   Please revise your proxy statement here (and elsewhere, as necessary, including the proxy card) to disclose the consequences to security holders as a result of using your proxy card to vote for two directors instead of three. For example, revise to highlight to security holders that they will be disenfranchised with

respect to one seat if they return your proxy card. Also disclose that you may not exercise discretionary authority to fill the remaining seat. Also, highlight that your nominees will control the board of directors if elected. Finally, disclose whether you have any plans to fill any vacancies on the board as a result of the election of your nominees.

Letter to Shareholders, page 1

4.   We note your disclosure in items 1 and 2 that the company took certain actions without shareholder approval. Please clarify to state whether the company was required under state law or its organizational documents, to obtain such shareholders approval.

5.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure in item 4 that the issuance and repurchase of shares (described in items 3 and 4) were effected by the board to "knock out dissenting voters."

6.   Please provide us supplemental support for your disclosure that through the referenced transactions the board increased the number of shares it controls from 16% to near 30%.

7.   Refer to the fourth paragraph in this letter. Please explain to us, with a view toward revised disclosure, how election of your nominees would result in the unwinding of the transactions referenced in this paragraph.

Background of the Solicitation, page 3

8.   Please clarify your December 10, 2010 entry to state that the company's nominees were elected despite the votes received by your nominees.

9.   Please revise your September 8, 2011 entry to describe the lawsuit you filed.

Reasons for the Solicitation, page 9

10.   Please provide support for your statement in item 1 that the board is not restricted from purchasing more than 15% of the company's shares pursuant to the rights agreement in the same manner as all other persons.

11.   Please provide support for your statement in item 3 that the board retained voting rights related to the shares sold to "select franchisees."

12.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for your disclosure under the caption "Recent stock price performance" that you believe the company's negative stock performance to be "largely due to its poor governance and shareholder unfriendly Board of Directors." Similarly, provide support for your disclosure on page 11 that hiring a full time CFO would cost no more than $150,000 annually.

Share Ownership of Nominees, page 16

13.   Please revise this section and the section captioned "Security Ownership of Certain Beneficial Owners and Management" to show the percentage owned by each listed person on the basis of the company's most recent public disclosure of the total shares outstanding, not on the basis of Mr. White's beneficial ownership reports.

Security Ownership of Certain Beneficial Owners and Management, page 23

14.   Please revise this section as it relates to Western Sizzlin to refer to its beneficial ownership report dated June 10, 2008, not its Schedule 13E-3.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the participants are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions